22nd Century Group, Inc.
8201 Main Street, Suite 6
Williamsville, NY 14221
Tel.: 716-270-1523

August 26, 2011

Mr. John Dana Brown
Attorney-Advisor
UNITED STATES SECURITIES AND
  EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

Re:	22nd Century Group, Inc. (the “Company”) Amendment No. 4 (“Amendment No. 4”) to Registration Statement on Form S-1 (the “Form S-1”) Filed August 8, 2011 File No. 333-173420

Dear Mr. Brown:

The Company received your August 22, 2011 letter (the “August 22 Comment Letter”) containing the comments and questions of the Staff of the SEC regarding Amendment No. 4. Accompanying this letter is Amendment No. 5 to the Form S-1 (“Amendment No. 5”), which includes revisions in response to the August 22 Comment Letter and certain other updating changes. In addition, we discuss the Company’s responses to the August 22 Comment Letter below.  Further, for your convenience, we have restated each of your comments as set forth in the August 22 Comment Letter immediately preceding each of our responses below.

Please note that, simultaneously herewith, we have filed a Request for Confidential Treatment with the Office of the Secretary of the Securities and Exchange Commission relating to Exhibits 10.21 (License Agreement dated March 6, 2009 between North Carolina State University (NCSU) and 22nd Century Limited, LLC) and 10.22 (License Agreement dated May 1, 2009 between the National Research Council of Canada (NRC) and 22nd Century Limited, LLC) to the Form S-1, which the Company is filing in redacted form by means of Amendment No. 5 as discussed more fully below in the response to comment  3.

Business, page 36
Products, page 41
X-22 Smoking Cessation Aid, page 41

1. Please provide the basis of your belief that X-22 provides greater relief from withdrawal symptoms than all FDA-approved nicotine lozenges and that it reduces cravings more than all FDA-approved prescription nicotine inhalers, or please advise. Alternatively, please remove this bullet point.

RESPONSE: We have deleted the referenced bullet point from page 41 of Amendment No. 5, however, this statement was based on the finding of the following published research papers which are publicly available: (i) Reduced nicotine content cigarettes: effects on toxicant exposure, dependence and cessation by Hatsukami et al., 2010, Addiction, 105:343-355 and (ii) The effects of nicotine, denicotinized tobacco, and nicotine-containing tobacco on cigarette craving, withdrawal, and self-administration in male and female smokers by Sean P. Barrett, 2010, Behav Pharmacol. Mar, 21(2):144-52, respectively.

Liquidity and Capital Resources, page 61

2. Please include a discussion of your demand bank loan as discussed in Note 4 on page F-27 and convertible note dated March 31, 2011, note dated date March 30, 2011, and note dated January 25, 2011 as discussed in Note 6 beginning on page F-29.

RESPONSE: We have included a discussion of the notes referenced above on page 61 of Amendment No. 5.

Exhibits and Financial Statement Schedules, page II-3

3. Please file your worldwide exclusive license agreements with NCSU and NRC as exhibits to your next amendment.

RESPONSE: We have filed our worldwide exclusive license agreements with NCSU and NRC as Exhibits 10.21 and 10.22 to Amendment No. 5.  Please note that we have omitted certain confidential information contained in the Exhibits 10.21 and 10.22.  The omitted information is the subject of a confidential treatment request, and we have filed complete copies of the exhibits separately with the Office of the Secretary pending a ruling pursuant to Rule 406 of the Securities Act.

Other

4. The financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X.

RESPONSE: We have updated Amendment No. 5 to include the financial statements as of and for the six months ended June 30, 2011.  We have also updated other disclosures as appropriate to reflect the updated financial statements.

*           *           *

In connection with responding to the August 22 Comment Letter, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We expect to file an amendment to the Form S-1 next week solely to file our Interactive Data File as an Exhibit.

Following the filing of the amendment, we sincerely hope the next step in the process is to have the Form S-1 declared effective by the Commission.  We respectfully advise that it would be extremely helpful for that to occur no later than September 9, 2011, especially due to the fact that after September 23, 2011, the holders of our common stock being registered pursuant to the Form S-1 will become entitled to monetary penalties unless the  Form S-1 has been declared effective, as detailed in the last paragraph on page F-30 of Amendment No. 5. Following the filing of the amendment, we are prepared to immediately file an acceleration request to that end and look forward to receiving your direction.

If you have any further comments regarding this letter, the response contained herein or the Registration Statement on Form S-1 referred to above, please contact the undersigned or Patrick G. Quick of the Company’s outside counsel, Foley & Lardner LLP, 777 East Wisconsin Avenue, Milwaukee, WI 53202; Telephone No.: (414) 297-5678, Facsimile No.: (414) 297-4900; email: pgquick@foley.com.

Thank you very much for your cooperation.

Sincerely, /s/ Joseph Pandolfino_____________ Joseph Pandolfino Chief Executive Officer 22nd Century Group, Inc.